Exhibit 21.1

Subsidiaries of Natera, Inc.

Name of Subsidiary	State of Incorporation
Natera International, Inc.	Delaware

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Natera, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this annual report on Form 10-K.